

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Zeynep Hakimoglu
Cheif Executive Officer
ClearOne, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

> **Re: ClearOne, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 27, 2021**
> **File No. 333-259799**

Dear Ms. Hakimoglu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Dunn